December 4, 2020

United States Securities and
Exchange Commission

Washington, D.C. 20549

Re:	Reliance Global Group, Inc.
Registration Statement on Form S-1 Filed October 8, 2020
File No. 333-249381

To whom it may concern:

We have the following responses to your comments and have updated the above referenced S-1 as appropriate as an Amendment No. 1 thereto. Your comments are repeated below with our responses below each comment.

Form S-1, Filed October 8, 2020

General

1.	Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

We have added the following on the back cover: “Until (insert date), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.”

2.	We note the company’s investor presentation dated September 2020 on your website. Please provide us with your analysis of how this presentation is consistent with Section 5(c) of the Securities Act of 1933 and our related rules.

The Company has had an investor presentation for two years and has periodically updated it in the ordinary course. There was never an intention to utilize this during the offering process other than for internal purposes. A Company employee, in error, posted this without the permission of the CEO and CFO. Immediately upon receipt of this letter, the Company has removed this from its website and will not repost during this process.

3.	We note your disclosure in the first paragraph on page 42 that you purchased a minority stake in Nsure.com in February 2020 and your disclosure at page 26 that you operate as a holdings company investing in assets in the insurance market and related sectors. Please provide us an analysis of why the company should not be deemed an investment company under the Investment Company Act of 1940 and any exemption upon which you rely.

Under Section 3(a)(1(C) of the Act, an issuer may become an investment company if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire, investment securities having a value exceeding 40 percent of the value of its total assets, exclusive of government securities and cash items, on a consolidated basis. Under Section 3(b)(1), not included in the definition is “any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” As a result of this analysis, we do not believe we are a holding company and have revised the disclosure.

United States Securities and
Exchange Commission
December 4, 2020

The Company actively runs insurance brokerage and ancillary businesses through multiple subsidiaries. Reliance is not in the business of owning or otherwise being involved in investment securities. It operates each of the businesses in each of its subsidiaries and plans to expand its insurance businesses through further accretive acquisitions as the opportunities present themselves.

Cover Page

4.	We note the reference in footnote 5 to the fee table that the Class A Units, Series A Warrants and Series B Warrants will be offered at to-be determined “assumed” prices per security. Please remove “assumed” from your disclosure, and confirm you will provide a bona fide estimate of the price range for the securities being offered or tell us why you believe you are not required to do so. Refer to Item 501(b)(3) of Regulation S-K for guidance.

The word assumed has been deleted, and the Company will indeed provide a bona fide estimate, in another amendment to be filed before effectiveness.

Prospectus Summary

About Reliance Global Group, Inc., page 1

5.	Please briefly expand your disclosure to more clearly describe your relationship, both legal and operational, with Reliance Global Holdings, LLC. In this regard, please disclose any agreements or understandings you have with Reliance Holdings, in particular any agreement supporting the statement that Reliance Holdings has the “the final goal of transferring most of the desirable properties.” Additionally, clearly describe Reliance Holdings’ role in facilitating your acquisition strategy, including providing a source of targets and acting as a “place holder” in the acquisition process. If there is no agreement or commitment that Reliance Holdings will facilitate your acquisition strategy in the ways described here, or no guarantee that Reliance Holdings will continue to provide you funds to acquire businesses, please make it clear that there is no guarantee that Reliance Holding will facilitate your acquisition strategy.

We have added the following to our “About Reliance Global Group, Inc.” section on p. 1 of this prospectus.

About Reliance Global Group, Inc.

Reliance Global Group, Inc. (formerly known as Ethos Media Network, Inc.) was incorporated in Florida on August 2, 2013. In September 2018, Reliance Global Holdings, LLC, a related party, purchased a controlling interest in the Company. Ethos Media Network, Inc. was renamed Reliance Global Group, Inc. on October 18, 2018.

United States Securities and
Exchange Commission
December 4, 2020

We operate various insurance agencies in states across the US. Our focus is to grow the Company by pursuing an aggressive acquisition strategy, initially and primarily focused upon wholesale and retail insurance agencies. Ezra Beyman is currently the CEO of Reliance Global Group, Inc. and the Chairman of Reliance Global Holdings, LLC (“Reliance Holdings”) and both Companies share a management team. Reliance Holdings is a New York based firm that is the owner and operator of numerous companies with core interests in real estate and insurance. Our relationship with Reliance Holdings provides us with significant benefits: (1) experience, knowhow, and industry relations in both sectors; (2) a source of acquisition targets currently under Reliance Holdings’ control; and (3) financial and logistics assistance. We are led and advised by a management team that offers over 100 years of combined business expertise in real estate, insurance, and the financial service industry.

In the insurance sector, our management has extensive experience acquiring and managing insurance portfolios in several states, as well as developing specialized programs targeting niche markets. Our primary strategy is to identify specific risk to reward arbitrage opportunities and develop these on a national platform, thereby increasing revenues and returns, and then identify and acquire undervalued wholesale and retail insurance agencies with operations in growing or underserved segments, expand and optimize their operations, and achieve asset value appreciation while generating interim cash flows.

As part of our growth and acquisition strategy, we are currently in negotiations with several non-affiliated parties and expect to complete a number of material insurance asset transactions throughout the course of 2020. As of December 31, 2019, we have acquired six insurance agencies, including both affiliated and unaffiliated companies. In addition to the acquisition of UIS Agency, LLC in August 2020, an unaffiliated niche transportation insurance agency we are in the process of continuing our investments in NSure Inc. As of October 8, 2020, our total investment in Nsure, Inc., a digital insurance agency, amounted to $1.350 million. Reliance Holdings has committed to fund the Company for at least the next 12 months in the event that the capital raise is not successful.

Long term, we seek to conduct all transactions and acquisitions through the direct operations of the Company. However, in some instances, Reliance Holdings could act as a place holder to facilitate the acquisition process, whereby Reliance Holdings will acquire the prospective asset and ultimately transfer it to the Company at a later date. This would be necessary for example in the case of a material acquisition that would require an audit. Reliance Holdings would acquire the asset and hold it as the audit is in process and transfer it to the Company upon successful completion of the audit.

Over the next 12 months, we plan to focus on the expansion and growth of our business through two different channels: continued asset acquisitions in insurance markets; and organic growth of our current insurance operations through geographic expansion and market share growth. Additionally, Reliance Holdings has committed to funding the Company for a period of no less than 12 months from the filing of the Amended S-1 Registration Statement.

6.	We note that you are in the process of an acquisition. Please expand your disclosure to identify the acquisition target and the nature of its business or advise. Please also describe briefly the terms of the transaction and how you intend to finance it. Please remove the statement that this closing will make the Company “cash positive” as the financial statement information for that company has not been disclosed, as well as the other financial information for the company to be acquired, such as net income, or advise.

At this juncture, the Company has a nonbinding LOI and based upon the status of its due diligence, it is not likely reasonably likely that this acquisition will be consummated in the near future so this disclosure has been removed.

United States Securities and
Exchange Commission
December 4, 2020

The Offering—Securities offered by us, page 2

7.	Please disclose the exercise price of the Series A and Series B Warrants and briefly describe their material terms.

The following is added to the offering summary in the S-1:

The exercise price of the Series A Warrants shall be 110% of the offering price and the Series B will be 100% of the offering price. The Series A Warrants have a five-year term, and the Series B Warrants have a one-year term. The warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance for the Series A Warrants and one year after their original issuance for the Series B Warrants . The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of Common Stock underlying the warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. If a registration statement registering the issuance of the shares of Common Stock underlying the warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the warrant. No fractional shares of Common Stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

If, on any trading day after the three-month anniversary of the date of issuance of the Series B warrants, and ending on the 12-month anniversary of the date of issuance of the Series B warrants, the “market price” of a share of our common stock is less than $5.00 (as adjusted for stock splits, stock dividends, extraordinary dividend recapitalization, reorganization, mergers and consolidation), then the holders of the Series B warrants may exercise the Series B warrants in a cashless exercise. This cashless exercise would permit such Series B warrant holder to obtain a number of shares of our common stock equal to:

A* (B -C)/C

Where	A =	the number of warrants being exercised, and

	B =	Warrant strike price, and

	C=	The greater of 20% of the per Unit price in this offering, and the market price of a share of our common stock

In the event that the number of shares for which Series B Warrants are exercisable exceeds the number of shares of common stock authorized for issuance under our certificate of incorporation, we will call a meeting of our stockholders and take other appropriate action to amend and restate our certificate of incorporation to increase the number of authorized shares to the level necessary to satisfy our obligations to the Series B warrant holders.

The Offering—Proposed Listing on Nasdaq, page 3

8.	We note that you have applied to list your common stock on the Nasdaq Capital Market and that as part of up listing you intend to affect a reverse split of your issued and outstanding common stock. Please disclose if Nasdaq Capital Market listing is a condition of this offering. Additionally, state whether your reverse split will occur before or after the offering.

We have added the following to the S-1: The Nasdaq Capital Market listing is a condition to the consummation of the offering set forth in this prospectus. In order to meet the minimum listing price requirements, the reverse split will occur at or before closing of the offering.

United States Securities and
Exchange Commission
December 4, 2020

Insurance Operations

Insurance Acquisitions and Strategic Activities, page 5

9.	Please refer to comments 4 and 5 from our letter dated July 16, 2020 on your Form 10 filed June 22, 2020. We note the revised disclosure in your Business section and the notes to your financial statements still appears to contain unclear information or disclosure inconsistencies and discrepancies, including several noted below. Please address the following and revise as applicable:

●	Please revise the disclosure on page 29 to clearly state that the USBA and EBS acquisitions were “accounted for as a business combination” by Reliance Holdings.

The language below clearly states that these are accounted for as business combinations, but we have added repetitive language to highlight the point.

The USBA Acquisition was accounted for as a business combination by Reliance Holdings. It was accounted for as a business combination in accordance with the acquisition method whereby the total purchase consideration was allocated to intangible assets acquired based on their respective estimated fair values.

The EBS Acquisition was accounted for as a business combination by Reliance Holdings. It was accounted for as a business combination in accordance using the acquisition method whereby the total purchase consideration was allocated to intangible assets acquired based on their respective estimated fair values. The acquisition method of accounting requires, among other things, that assets acquired, and liabilities assumed, if any, in a business purchase combination be recognized at their fair values as of the acquisition date. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, and timing.

●	We note references to the “FHA/TSB Acquisition” on page 29 and throughout the document. This term is not defined in the document and it appears you mean to refer to the USBA Acquisition which is defined on page 28. Please revise your filing accordingly.

All instances of “FHA/TSB” were replaced with “USBA Acquisition”

●	Please revise to clarify which entity’s 500,000 shares of stock were issued on April 1, 2019 in connection with the acquisition of SWMT as disclosed on page 31 and any other relevant facts regarding the issuance.

●	Please revise page 31 to clarify the date that “SWMT was transferred to the Company from Reliance Global Holdings, LLC.”

●	Please revise page 31 to clarify that the “SWMT Acquisition is being accounted for as a business combination” by Reliance Global Holdings, LLC.”

We have updated the S1 on page 31 to state the following:

On April 1, 2019, Southwestern Montana Insurance Center, LLC (“SWMT”), a wholly owned subsidiary of Reliance Holdings, acquired Southwestern Montana Financial Center, Inc. SWMT is an insurance services firm which specializes in providing group and individual health lines of insurance. On September 17, 2019, Reliance Holdings, transferred all of the outstanding membership interest in SWMT to the Company.

On April 1, 2019, SWMT entered into a Purchase Agreement with Southwestern Montana Financial Center, Inc. whereby the SWMT shall purchase the business and certain assets noted within the Purchase Agreement (the “SWMT Acquisition”) for a total purchase price of $2,394,509. The purchase price was paid with a cash payment of $1,389,840, 500,000 in shares of the Company’s restricted common stock transferred from the shares owned by Reliance Holdings, and an earn-out payment equal to 32% of the final earn-out EBITDA multiplied by 5.00, which is payable in $300,000 in shares of the Company’s common stock with any amount in excess of $300,000 to be paid in cash. The balance of the earn-out liability as of December 31, 2019 was $522,553 and is included in long term debt on the balance sheet. SWMT was transferred to the Company from Reliance Holdings. The SWMT Acquisition was accounted for as a business combination, by Reliance Holdings, in accordance under the acquisition method whereby the total purchase consideration was allocated to assets acquired and liabilities assumed based on their respective estimated fair values. The acquisition method of accounting requires, among other things, that assets acquired, and liabilities assumed, if any, in a business purchase combination be recognized at their fair values as of the acquisition date. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, and timing.

United States Securities and
Exchange Commission
December 4, 2020

●	You disclose on page F-10 that on April 1, 2019 one of your wholly owned subsidiaries acquired Southwestern Montana Financial Center, Inc. Please revise your filing to clarify who acquired this entity as we also note disclosure on page 31, that a wholly owned subsidiary of Reliance Global Holdings, LLC acquired this entity.

We have updated page F-10 to state the following:

On April 1, 2019, Southwestern Montana Insurance Center, LLC (“SWMT”), a wholly owned subsidiary of Reliance Holdings, acquired Southwestern Montana Financial Center, Inc. (See Note 3). SWMT is an insurance services firm which specializes in providing personal and commercial lines of insurance.

Please ensure that the revised disclosure contained throughout your filing is consistent, clear and factually accurate. It may be helpful, for example, to have similar disclosure in both the Business section and notes to your financial statements to ensure consistency and accuracy. Additionally, it may be helpful to always use an entity’s name as opposed to referring to “the Company” since it appears “the Company” is not consistently referring to the same entity.

We have gone through the filing and made clarifications as appropriate.

United States Securities and
Exchange Commission
December 4, 2020

Risk Factors

Risks related to this offering

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment, page 6

10.	Please clarify what “remaining outstanding note” you refer to in the second to last sentence of this risk factor. Additionally, disclose the material terms of the note and its status as of the most recent practicable date. We also note that your disclosure indicates that the conversion of the note may affect dilution, but do not see the note conversion discussed in Dilution on page 24. Please revise or advise.

We have revised page 6 of the S1 to state the following:

The public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock as of September 30, 2020, before giving effect to this offering. At a public offering price of $___ per share, which was our closing price in the OTCQB Venture Market on ______ __, 2020, and after deducting estimated offering expenses and estimated sales agent commissions payable by us, our as adjusted net tangible book value per share after giving effect to the sale of shares of our common stock in the aggregate amount of $_____ at the assumed offering price would be $____. Accordingly, purchasers of shares of our common stock in this offering will incur immediate and substantial dilution of approximately $____ per share, representing the difference between the as adjusted book value per share of our securities after the offering and the book value per share of our securities prior to the offering as of September 30, 2020. If the price at which the shares of our common stock are sold in this offering increases, the dilution experienced by such purchasers will increase proportionately. Furthermore, as of September 30, 2020, the approximate remaining $4,900,000 amount of the note payable to Reliance Holdings and all accrued and unpaid interest thereon of $0 will be converted into common stock of the Company at the same price as the offering of a share of common stock in this offering, or if outstanding options or warrants are exercised, you could experience further dilution. For a further description of the dilution that our stockholders will experience immediately after this offering, see the section in this prospectus entitled “Dilution” in this prospectus.

Our ability to have our common stock and warrants traded on the NASDAQ is subject to us meeting applicable listing criteria, page 7

11.	We note your risk factor related to NASDAQ listing criteria. Please expand your disclosure to identify the minimum thresholds for each such criteria and disclose whether or not you currently meet the criteria.

Since the offering is conditional on listing on Nasdaq, this is not a risk factor and has been deleted.

Risks Related to Our Business, page 8

12.	Please refer to comment 7 from our letter dated July 16, 2020 on your Form 10 filed June 22, 2020. Please revise your filing to include within Management’s Discussion and Analysis disclosure of your critical accounting estimates. Please refer to Section V of SEC Interpretive Release 33-8350 for guidance. Your disclosure should also address the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements.

We will add the following disclosure to our MD&A

United States Securities and
Exchange Commission
December 4, 2020

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Estimates and judgments are based on historical experience, forecasted events, and various other assumptions that we believe to be reasonable under the circumstances. Estimates and judgments may vary under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. Our management believes the accounting policies below are critical in the portrayal of our financial condition and results of operations and require management’s most difficult, subjective, or complex judgments.

Business acquisitions: Accounting for acquisitions requires us to estimate the fair value of consideration paid and the individual assets and liabilities acquired, which involves a number of judgments, assumptions, and estimates that could materially affect the amount and timing of costs recognized in subsequent periods. Accounting for acquisitions can also involve significant judgment to determine when control of the acquired entity is transferred. We typically obtain independent third-party valuation studies to assist in determining fair values, including assistance in determining future cash flows, discount rates, and comparable market values. Items involving significant assumptions, estimates, and judgments include the following:

● Debt, including discount rate and timing of payments;

● Deferred tax assets, including projections of future taxable income and tax rates;

● Fair value of consideration paid or transferred;

● Intangible assets, including valuation methodology, estimations of future revenue and costs, and discount rates;

Contingencies: We are subject to the possibility of losses from various contingencies. Significant judgment is necessary to estimate the probability and amount of a loss, if any, from such contingencies. An accrual is made when it is probable that a liability has been incurred or an asset has been impaired, and the amount of loss can be reasonably estimated. In accounting for the resolution of contingencies, significant judgment may be necessary to estimate amounts pertaining to periods prior to the resolution that are charged to operations in the period of resolution and amounts related to future periods.

Goodwill and intangible assets: We test goodwill for impairment in our fourth quarter each year, or more frequently if indicators of an impairment exist, to determine whether it is more likely than not that the fair value of the reporting unit with goodwill is less than its carrying value. For reporting units for which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, goodwill is considered not impaired and we are not required to perform the goodwill impairment test. Qualitative factors considered in this assessment include industry and market considerations, overall financial performance, and other relevant events and factors affecting the fair value of the reporting unit. For reporting units for which this assessment concludes that it is more likely than not that the fair value is below the carrying value, goodwill is tested for impairment by determining the fair value of each reporting unit and comparing it to the carrying value of the net assets assigned to the reporting unit. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not impaired. If the carrying value of the reporting unit exceeds its fair value, we would record an impairment loss up to the difference between the carrying value and implied fair value.

Determining when to test for impairment, the reporting units, the assets and liabilities of the reporting unit, and the fair value of the reporting unit requires significant judgment and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates, and expenses and are developed as part of our long-range planning process. The same estimates are used in business planning, forecasting, and capital budgeting. We test the reasonableness of the output of our long-range planning process by calculating an implied value per share and comparing that to current stock prices, analysts’ consensus pricing, and management’s expectations. These estimates and assumptions are used to calculate projected future cash flows for the reporting unit, which are discounted using a risk-adjusted rate to estimate a fair value. The discount rate requires determination of appropriate market comparables. We base fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

We test other identified intangible assets with definite useful lives when events and circumstances indicate the carrying value may not be recoverable by comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. We test intangible assets with indefinite lives annually for impairment using a fair value method such as discounted cash flows. Estimating fair values involves significant assumptions, including future sales prices, sales volumes, costs, and discount rates.

United States Securities and
Exchange Commission
December 4, 2020

Income taxes: We are required to estimate our provision for income taxes and amounts ultimately payable or recoverable in numerous tax jurisdictions around the world. These estimates involve significant judgment and interpretations of regulations and are inherently complex. Resolution of income tax treatments in individual jurisdictions may not be known for many years after completion of the applicable year. We are also required to evaluate the realizability of our deferred tax assets on an ongoing basis in accordance with U.S. GAAP, which requires the assessment of our performance and other relevant factors. Realization of deferred tax assets is dependent on our ability to generate future taxable income. In recent periods, our results of operations have benefited from increases in the amount of deferred taxes we expect to realize, primarily from the levels of capital spending and increases in the amount of taxable income we expect to realize in Japan and the United States. Our income tax provision or benefit is dependent, in part, on our ability to forecast future taxable income in these and other jurisdictions. Such forecasts are inherently difficult and involve significant judgments including, among others, projecting future average selling prices and sales volumes, manufacturing and overhead costs, levels of capital spending, and other factors that significantly impact our analyses of the amount of net deferred tax assets that are more likely than not to be realized.

Revenue recognition: All commission revenue is recorded net of any deductions for estimated commission adjustments due to lapses, policy cancellations, and revisions in coverage. The Company earns additional revenue including contingent commissions, profit-sharing, override and bonuses based on meeting certain revenue or profit targets established periodically by the carriers (collectively the Contingent Commissions). The Contingent Commissions are earned when the Company achieves the targets established by the insurance carries. The insurance carriers notify the company when it has achieved the target. The Company only recognizes revenue to the extent that it is probable that a significant reversal of the revenue will not occur.

Stock-based compensation: Stock-based compensation is estimated at the grant date based on the fair value of the award and is recognized as expense using the straight-line amortization method over the requisite service period. For performance-based stock awards, the expense recognized is dependent on our assessment of the likelihood of the performance measure being achieved. We utilize forecasts of future performance to assess these probabilities and this assessment requires significant judgment.

Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the grant date requires significant judgment, including estimating stock price volatility and expected option life. We develop these estimates based on historical data and market information which can change significantly over time. A small change in the estimates used can result in a relatively large change in the estimated valuation. We use the Black-Scholes option valuation model to value employee stock options and awards granted under our employee stock purchase plan. We estimate stock price volatility based on our historical volatility implied volatility derived from traded options on our stock.

13.	If we fail to comply with the covenants contained in certain of our agreements, our liquidity, results of operations and financial condition, page 11

With regard to your compliance with the covenants contained in your credit agreements, please address the following:

●	Disclose the identity of the lender or lenders of the agreements referenced;
●	Identify the other material contracts the default on which could trigger cross default under the referenced credit agreements;
●	Disclose the actions taken to cure any event of default resulting from your noncompliance with financial covenants.
●	Disclose whether or not you are currently in compliance with all covenants contained in your credit agreements; and
●	If there is a risk that you may not be able to maintain a covenant, reset covenant or financial ratio, please disclose the covenant or ratio you need to maintain here and show how you currently satisfy the covenant or ratio.

Additionally, please make related disclosure in your Management’s Discussion and Analysis of Financial Condition and Results of Operations.

United States Securities and
Exchange Commission
December 4, 2020

We have updated the document to state the following:

The Oak Street credit agreements, in the aggregate principal amount of $9,210,546, as of September 30, 2020, that govern our debt contain various covenants and other limitations with which we must comply and also contain provisions which cause a “cross default” if we default our obligations under other material contracts to which we are parties. The credit agreement contains customary and usual events of default. Upon an event of default, the lender has customary and usual remedies to cure these defaults including, but not limited to, the ability to accelerate the indebtedness.

On June 30, 2020, the Company obtained a covenant waiver in order to continue to be in compliance with the financial covenants and other limitations contained in each of these agreements. However, failure to comply with material provisions of our covenants in these agreements or other credit or similar agreements to which we may become a party could result in a default, rendering them unavailable to us and causing a material adverse effect on our liquidity, results of operations and financial condition. In the event of certain defaults, the lenders thereunder would not be required to lend any additional amounts to us and could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable. If the indebtedness under these agreements or our other indebtedness, were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

 Due to the covenant waiver on June 30, 2020, Oak Street and the Company signed an amended agreement on August 11, 2020, to update its covenant so that, the Company should remain in compliance. The amendment states that for the 9/30/2020 and 12/31/2020 covenant test, the ratio of Senior Funded Debt to EBIDTA shall be no greater than 5.0 to 1.0. Beginning at 3/31/2021 and thereafter the Senior Funded Debt to EBIDTA ratio shall be reduced to no greater than 4.0 to 1.0.

As of the date of this Registration Statement, we are in compliance with our loan covenants.

United States Securities and
Exchange Commission
December 4, 2020

Risks Related to Investing in our Securities

The Company’s CEO has a controlling common stock equity interest, page 17

14.	Please expand your disclosure to identify the expected controlling interest of your CEO, Mr. Beyman, immediately following the offering. Additionally, please disclose on the cover page of your prospectus that the company is a controlled company and state whether you intend to rely on the controlled company exemptions of the Nasdaq listing rules or advise.

Mr. Beyman through Reliance Holdings, owns 93,016,503 common shares and 33,811,991 preferred shares that are convertible to common at 1 for 10 at his discretion. We shall note on the cover that at present this is a controlled company, but likely it will not be once closing occurs, and the Company will not rely on any controlled company exemptions.

Use of Proceeds, page 23

15.	We note your disclosure at page 27 that you are going to use some of the proceeds for acquisitions, in addition to other funds. Please revise to include this use of proceeds here, if applicable or revise for consistency. Please briefly describe any planned acquisition and the use of any other funds needed to accomplish the acquisition. Refer to Item 504 of Regulation S-K.

As discussed above, this acquisition is not reasonably likely to close, so this has been deleted.

Dilution, page 24

16.	If materially different, please provide a table summarizing the total number of shares of your common stock purchased from you, total consideration paid to you and the average price paid per share by existing stockholders and investors purchasing in this offering.

We will add the following table into the S1

Date	Number of Shares	Price Per Share
9/17/2019	3,400,238	$0.17
9/17/2019	8,500,594	$0.17
2/10/2020	4,000,000	$0.25
9/11/2020	1,333,334	$0.075
9/2/2020	1,333,334	$0.075
8/18/2020	1,538,000	$0.13
9/3/2020	1,875,000	$0.16

United States Securities and
Exchange Commission
December 4, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Business, page 26

17.	Please revise to include a detailed organization structure of Reliance Global Group, Inc. that includes all of your subsidiaries and other entities referenced in the filing including affiliated entities. Please include the legal entity name, the defined name(s) used in the filing, the business purpose of the entity and if not a subsidiary, the nature of the relationship with appropriate detail. Please ensure the defined names used in the filing, including within the financial statements, are consistent throughout the filing.

Organization Structure of Reliance Global Group, Inc.
Entity	Relationship	Defined Names	Business Purpose
Employee Benefit Solutions, LLC	100% Owned Subsidiary	EBS	Insurance Agency
U.S. Benefits Alliance, LLC	100% Owned Subsidiary	USBA	Insurance Agency
Commercial Coverage Solutions, LLC	100% Owned Subsidiary	CCS	Insurance Agency
Southwestern Montana Insurance Center, LLC	100% Owned Subsidiary	SWMT	Insurance Agency
Fortman Insurance Services, LLC	100% Owned Subsidiary	FIS	Insurance Agency
Altruis Benefits Consulting, Inc.	100% Owned Subsidiary	ABC	Insurance Agency
UIS Agency, LLC	100% Owned Subsidiary	UIS	Insurance Agency
Reliance Global Holdings, LLC	Affiliate	Reliance Holdings	Affiliate of the Company owned and controlled by Ezra Beyman

18.	Please expand your disclosure to describe your principal products or services and their markets within the insurance sector, and your distribution methods of the products or services.

Our products offered span across a variety of states. We offer many products in the health industry including but not limited to Medicaid, Medicare, Medigap, and dental at both the individual and where available at the group level as well. Additionally, we have standard Personal and Commercial lines as well as a niche option for the commercial transportation industry. Our agencies are currently located in New York, New Jersey, Michigan, Ohio and Montana.

Overview, page 26

19.	We note your disclosure that you rely in part on lending from Oak Street Funding, LLC, to finance your acquisition strategy. Please describe the material terms of your master credit agreement with Oak Street and disclose the aggregate amount owed as of the latest most practicable date.

We have included disclosure on page 33 regarding the debt with Oak Street and the terms.

United States Securities and
Exchange Commission
December 4, 2020

Insurance Acquisitions and Strategic Activities, page 28

20.	We note disclosure on page 33 of your entrance into a purchase agreement to acquire UIS Agency, LLC for a total purchase price of $600 thousand. It appears that the purchase price will be paid with $102 thousand in cash, $200 thousand in shares of common stock, $500 thousand of installment payments, and potentially an earn-out amount based upon revenues. Therefore, it appears that the purchase price is in excess of $600 thousand.

Please reconcile this discrepancy for us or revise your filing accordingly.

We have adjusted the S1 to the following:

On August 17, 2020, the Company entered into a Stock Purchase Agreement with UIS Agency LLC whereby the Company shall purchase the business and certain assets noted within the Purchase Agreement (the “UIS Acquisition”) for a total purchase price of $883,334. The purchase price was paid with a cash payment of $601,696, $200,000 in shares of the Company’s common stock and an earn-out payment. Three cash installment payments totaling $500,000 are due on September 30, 2020, October 31, 2020 and December 31, 2020. Earn-out payment is dependent on the Net Product Line Revenues being equal to or greater than $450,000 for the measurement period. The balance of the earn- out liability as of September 30, 2020 was $81,638 and is included in long term debt on the balance sheet.

Insurance Agency Overview, page 38

21.	Please update your sources that provide background information in the industry in which you operate, to the extent practicable. We note references to information sources from 2018.

We have reviewed and included a few updates to 2019 and 2020.

Insurance Agency Industry Overview—Online Insurance and the NSure Opportunity, page 42

22.	Please disclose the basis for your estimate that 10% of the personal home and auto insurance market is now online.

We have adjusted the S1 on page 44 to the following:

We estimate that only a small portion of the multibillion-dollar personal home and auto insurance market is now online. Moreover, the current insurance purchasing processes is time consuming and lacks transparency. Most of the current online sites are simply lead generators, which result in false insurance quotes, constant spam and aggressive sales pitches. We believe consumers are looking for an online platform that will replicate the services they could obtain from a traditional brick and mortar insurance agency, thus driving business toward the online site as we all migrate online.

Directors, Executive Officers and Corporate Governance, page 44

23.	Please disclose Mr. Brickman’s age in the table on page 44.

He is 55 and the table is so updated.

United States Securities and
Exchange Commission
December 4, 2020

Board Committees, page 49

24.	We note that each of your audit, compensation, and nominating and corporate governance committees operates under a charter that has been approved by your board of directors. Please disclose whether a current copy of the applicable committee charter is available to security holders on your website and, if so, provide your website address. Refer to Instruction 2 to Item 407 of Regulation S-K for guidance.

These are available at www.relianceglobalgroup.com.

Executive Compensation

Summary Compensation Table, page 50

25.	Please disclose any compensation earned by, or paid to, your named executive officers or directors by Reliance Global Holdings, LLC, or any other of your affiliates. Refer to Item 402(m) for guidance.

There are no employees that receive compensation from Reliance Holdings, or another affiliate.

Description of Securities

Securities Offered in this Offering, page 59

26.	Please disclose the price at which the Series A and Series B warrants are exercisable and the amount of warrants outstanding immediately before and following the offering. Refer to Item 202(c) of Regulation S-K for guidance.

We have updated page 61 of our disclosure as follows: We do not have a price as of yet so we cannot disclose the amounts of warrants outstanding following the offering, and none were available pre offering. The exercise price is 110% of the offering price for the Series A Warrants and 100% of the offering price for the Series B Warrants.

Shares Eligible for Future Sale

Options, Warrants and Convertible Securities, page 61

27.	Please disclose the amount of options, warrants and convertible securities outstanding and eligible for sale as of the latest most practicable date.

United States Securities and
Exchange Commission
December 4, 2020

There are no warrants outstanding. As of September 30, 2020, and December 31, 2019, there were 33,911,991 shares of Series A Convertible Preferred Stock issued and outstanding. Each share of Series A Convertible Preferred Stock shall have ten (10) votes per share and may be converted into ten (10) shares of $0.001 par value common stock. We have a stock option plan that gives us the ability to issue 60,000,000 options. The following options are outstanding:

Options Outstanding

Name	Position	Number of Options	Exercise Price	Grant Date	Vesting Schedule	Expiration Date
Ben Fruchtzweig	Board Member	350,000.00	0.2648	12/9/2019	25% on the one-year anniversary of the Grant Date and 75% on the following 3 anniversaries of the Grant Date	12/9/2024
Sheldon Brickman	Board Member	350,000.00	0.1600	8/3/2020	25% on the one-year anniversary of the Grant Date and 75% on the following 3 anniversaries of the Grant Date	8/3/2025
Crystal Research Associates	Marketing	3,000,000	.20	3/14/2019	50% on the Grant Date and 50% on the 1-year anniversary of the Grant Date subject to termination of services
Scott Korman	Board Member	350,000.00	0.2648	12/9/2019	25% on the one-year anniversary of the Grant Date and 75% on the following 3 anniversaries of the Grant Date	12/9/2024
Alex Blumenfrucht	CFO	2,000,000.00	0.1700	9/3/2019	20% on the one-year anniversary of the Grant Date and 40% on the following 2 anniversaries of the Grant Date	9/3/2024
Yaakov Beyman	VP of Insurance	2,000,000.00	0.1700	9/3/2019	20% on the one-year anniversary of the Grant Date and 40% on the following 2 anniversaries of the Grant Date	9/3/2024
Shimon Ehrman	Affiliate	2,000,000.00	0.1700	9/3/2019	20% on the one-year anniversary of the Grant Date and 40% on the following 2 anniversaries of the Grant Date	9/3/2024
David Silber	Affiliate	2,000,000.00	0.1700	9/3/2019	20% on the one-year anniversary of the Grant Date and 40% on the following 2 anniversaries of the Grant Date	9/3/2024
Simcha Podolsky	Affiliate	2,000,000.00	0.1700	9/3/2019	20% on the one-year anniversary of the Grant Date and 40% on the following 2 anniversaries of the Grant Date	9/3/2024
Miriam Spitz	Director of Treasury Services	2,000,000.00	0.1700	9/3/2019	20% on the one-year anniversary of the Grant Date and 40% on the following 2 anniversaries of the Grant Date	9/3/2024
Crescendo Communications	IR	2,000,000.00	0.1700	9/3/2019	20% on the one-year anniversary of the Grant Date and 40% on the following 2 anniversaries of the Grant Date	9/3/2024
John Lowy	Affiliate	2,000,000.00	0.1700	9/3/2019	20% on the one-year anniversary of the Grant Date and 40% on the following 2 anniversaries of the Grant Date	9/3/2024

United States Securities and
Exchange Commission
December 4, 2020

Note 5. Goodwill and Other Intangible Assets, page F-49

28.	We note your disclosure that effective January 1, 2020 you reorganized your reporting structure into a single operating unit and all your goodwill was reassigned to a single reporting unit. Please tell us if discrete financial information is available for your insurance agencies (i.e. former reporting units) and regularly reviewed by the executive who is responsible for the operations of the insurance agencies, as disclosed on page F- 49. It appears that this executive is the segment manager, as defined in ASC 280-10-50-7. If discrete financial information at the insurance agency level is not available or regularly reviewed by the segment manager, please describe the discrete financial information reviewed to manage the insurance agencies. Refer to ASC 350-20-35-33 for guidance.

A reporting unit is defined in the Accounting Standards Codification as “The level of reporting at which goodwill is tested for impairment. A reporting unit is an operating segment is an operating segment or one level below and operating segment (also known as a component). Paragraph, 350-20-35-33 of the Accounting Standards Codification indicates that “That the provisions of Topic 280 shall be used to determine the reporting units of the Company.”

Paragraph 280-10-50-1 of the Accounting Standards Codification defines an operating segment as a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expense relating to transactions with other components of the same public entity)
b.	Its operating results are reviewed regularly by the Chief Operation decision maker to make decisions about resource to be allocated to the segment and assess its performance
c.	Its discrete financial information is available.

Our insurance business is considered an operating segment because it generates revenues and incurs expenses, its operation results are reviewed by Ezra Beyman, our Chairman and CEO. Ezra Beyman has the sole authority to allocate resources to the insurance division, including any acquisitions of additional insurance business. Any expansion into other business must be approved by Ezra Beyman.

Currently we do not have any other operating segments as we only operate as insurance agencies. Yaakov Beyman, Executive Vice President insurance operations, is responsible for the day to day operations of our Insurance business as such, he periodically assesses the performance of the various locations comprising our insurance business.

United States Securities and
Exchange Commission
December 4, 2020

Beginning in January 2020 we began to consolidate our insurance operations to streamline management of the operations and achieve operational efficiencies. Our strategic goal is to manage our insurance operations as a single business with multiple retail locations. As part of this program we have closed certain offices and transferred several policy holders. For instance, we transferred a significant book of business from USBA to Altruis to gain operational efficiencies and maximize bonus revenue by combining the business under one agency agreement. As a result of these activities we cannot segregate the revenues by acquired entity.

We continue to maintain some of the legal entities acquired as they are necessary to hold the state licenses necessary for us to conduct our operations as such, we do have discrete financial information. However, since we began consolidating our insurance operations to create efficiencies the individual legal entities can no longer be considered reporting units for the purposes of goodwill impairment testing because some of the entities would be adversely impacted by the shifting of revenue and or expenses from one entity to another.

As a result of our efforts to streamline our insurance operations the operating results of the various legal entities which we acquired we have lost the ability to discretely report meaningful results for these entities. Further we believe that aggregation of our insurance agencies is warranted as they are all economically similar and can be expected to have essentially the same prospects. Therefore, the individual legal entities can no longer be considered reporting units for the purposes of goodwill impairment testing because some of the entities would be adversely impacted by consolidation of business from one entity to another despite an overall increase in financial performance.

Thank you for your comments and we are available to discuss any which require discussion.

Sincerely,

Ezra Beyman, CEO

cc: Jolie Kahn, Esq.